SCOTT M. HERPICH (816) 460-5806 EMAIL: E-MAIL: SHERPICH@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	2345 GRAND BOULEVARD SUITE 2800 KANSAS CITY, MISSOURI 64108-2684 (816) 292-2000, FAX (816) 292-2001

November 24, 2004

Nicholas P. Panos
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549-0306

RE:	Boston Financial Qualified Housing Tax Credits L.P. IV Schedule TO-T filed October 21, 2004, by Anise, L.L.C. File No. 5-80100

Dear Mr. Panos:

         We received your letter dated October 29, 2004 (the “Comment Letter”), wherein you commented on the Schedule TO-T filed by Anise, L.L.C., (the “Schedule TO”). Attached to this letter is a statement from Anise, L.L.C. making the required acknowledgements. Set forth below are responses to your comments (with the original comment in bold face for your convenience).

Item 10 to Schedule TO-T

1.

This section refers to the “Purchaser and its affiliates.” The definition of “offeror” includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K(1) to Schedule TO). Please advise us why the referenced “affiliates” have not also been identified as offerors in this offer. Before drafting your response, please review “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance. Any new bidders in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

Response: We note your comment and will amend Item 10 of Schedule TO, in part, to read “(iii) the Purchaser and certain affiliates of Maxus Properties, Inc., which is assisting

November 24, 2004

Purchaser in the administration of the Offer, would own 29% or less . . . ..” This distinction is correctly noted in the Offer to Purchase under “Certain Information Concerning the Purchaser,” which states “[c]ertain affiliates of Maxus Properties (but not affiliates of the Purchaser) own 2,151.5 Units, representing 3.16% of the outstanding Units.” Because those affiliates are affiliates of Maxus Properties, but not affiliates of the Purchaser, we do not believe they are offerors.

We believe that Anise, L.L.C. (“Anise” or “Purchaser”) is the “real bidder” because Anise is controlling the terms of the offer. Although it is owned by two members, the managers of Anise determine the terms of all offers that Anise makes, including any “mini-tender” offers conducted by Anise. Furthermore, although the two members of Anise would be indirect beneficial owners of the securities, we believe they should not be viewed as bidders because they (i) had no meaningful role in initiating, structuring and negotiating the tender offer, (ii) did not act together with Anise and (iii) did not control the terms of the offer.

With regards to Maxus Properties, Inc. (“Maxus”), we believe it should not be viewed as a bidder since that entity (i) had no significant role in initiating, structuring and negotiating the tender offer, (ii) did not control the terms of the offer, (iii) did not provide financing for the tender offer, (iv) does not control Anise, directly or indirectly, (v) did not form Anise or cause Anise to be formed, and (vi) would not beneficially own the securities purchased by Anise in the tender offer. Maxus Properties is performing services related to the administration of the offer, which include assisting in preparing the offer to purchase, mailing the offer, receiving tenders, answering questions regarding the offer and processing the paperwork to request transfer of the tendered units. However, because all of these actions are at the direction of Anise’s managers, we do not believe that it causes Maxus or Maxus’ affiliates to be bidders.

Item 10. Financial Statements

2.

We note your assertion that the Purchaser’s financial statements are not material to persons considering the offer because the ownership of up to 29% of the outstanding units “could not reasonably implicate a change of control of the Partnership.” The requirement to provide financial information is not limited to situations in which the offeror could possibly own greater than 50% of the total voting securities assuming the offer is fully subscribed. Security holders may have the ability to “control” without holding a majority position. For example, please refer to footnote 195 of Exchange Act Release No. 34-42055, which states that “[f]inancial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target” and security holders need the

November 24, 2004

information “to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” Given that Purchaser and its affiliates could own up to 29% of the total voting securities of the Partnership, please revise to satisfy the financial statement requirements of Item 10 of Schedule TO or advise us why the concerns stated above are not present in this context.

Response: We note your comment. The Purchaser is amending the Schedule TO to reflect a reduced Offer for 11,500 Units, which is approximately 17% of the Units outstanding. Furthermore, Purchaser believes that its financial statements are not necessary, and would likely not be material to Unit holders considering the Offer since (i) as disclosed in “Future Plans of the Purchaser” in the Offer to Purchase, Anise “does not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of Boston Financial Qualified Housing Tax Credits L.P. IV (the “Partnership”) and does not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership. . . ,” (ii) Anise has no current intention to control the Partnership, (iii) the Partnership is not an entity that needs financial support from a controlling security holder and (iv) the Partnership’s Units are illiquid and are not traded on a national exchange, which makes the potential for a negative impact on market price of Units negligible in the event Anise offered its Units for sale.

       Offer to Purchase

       Introduction

3.	Given the material deductions from the offer price, revise to make prominent disclosure of such deductions and provide examples of the minimum consideration unit holders may expect to receive.

Response: We note your comment. We will amend the Schedule TO to reflect your comment.

       Risk Factors

4.

Please revise to include a discussion of all of the material risks of the transaction. For example, you should disclose any potential risks associated with the lack of an independent agent, such as a depositary, to hold tendered units until payment and the possible impact of the tender offer on the liquidity of the securities held by those

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unit holders who do not tender, if material. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000) for guidance.

Response: We note your comment. We will amend the Schedule TO to reflect your comment.

      Withdrawal Rights, page 9

5.

We note your reference to a possible delay in payment for tendered units. Describe the circumstances, other than an extension of the offering period, that would prompt you to delay accepting or paying for tendered units.

Response: We note your comment. A circumstance that could cause a delay in the purchase of or payment for Units is a delay by General Partner in confirming the transfer of Units. We will amend the Schedule TO to more clearly describe this possibility of delay.

      Extension of Tender Period; Amendment, page 10

6.

Refer to your discussion relating to material changes and your obligation to extend the offer. Revise to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986).

Response: We note your comment. We will amend the Schedule TO to reflect your comment.

      Conditions of the Offer, page 10

7.

We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise condition (a)(v) to make clear that the determination of whether any material condition to the offer “is unacceptable to the Purchaser” will be made in the Purchaser’s reasonable discretion or judgment.

Response: We note your comment. We will amend the Schedule TO to reflect your comment.

November 24, 2004

      Determination of Offer Price, page 14

8.

Provide a more precise description of the method underlying the Purchaser’s calculation of the offer price, including any assumptions made, and quantify the calculations where practicable. We believe that unit holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. As a result, the bidder should summarize how the offer price was determined. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

Response: The Purchaser reviewed secondary market prices over the prior two years, which, according to Direct Investments Spectrum, ranged from $25 to $105. Additionally, the Purchaser reviewed certain publicly available information including among other things: (i) Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and (ii) other reports filed with the Commission. The Purchaser did not obtain current independent valuations or appraisals of the assets. The Purchaser did not develop an estimated current liquidation value for the Partnership’s Units due to the Partnership not granting the Purchaser access to the Partnership’s books and records (including partnership agreements in the other limited partnerships in which it has an interest). The Purchaser believes this information is necessary to estimate the liquidation value of the Partnership, including the value of its interest in the other limited partnerships. We will amend the Schedule TO to include this information.

       Future Plans of the Purchaser, page 16

9.

Your disclosure indicates that the Purchaser and its affiliates have no current intention to acquire additional units. On a supplemental basis, please confirm, if true, that neither the Purchaser nor any of its affiliates are making this offer with a view toward, or in connection with, any plan or purpose of acquiring units in a series of successive and periodic offers (whether or not at increasing prices) in order to acquire units over time at the lowest possible price at which unit holders are willing to sell. In addition, advise whether the Purchaser or its affiliates intend to continue to acquire units in the future until they obtain a controlling interest in the Partnership.

Response: Although Anise has no current intention to do so, Anise may in the future attempt to acquire additional units, and, in the event it decided to do so in the future, Anise does not know now what its future offer price might be. Anise does not intend at

November 24, 2004

this time to continue acquiring Units in the future until it acquires a controlling interest in the Partnership. Anise may, however, change this intention at some time in the future.

      Effects of the Offer, page 16

10.

We note your disclosure that the number of units subject to the offer will be reduced to the extent the number of units tendered exceeds the number the general partner will permit to be transferred. Address the likelihood that the general partner will deny the transfer of tendered units, if known. In this regard, disclose the number of units transferred during the last 12 months to the extent known. Also indicate when you might expect to know whether the general partner refuses to recognize a transfer of units or clarify, if true, that you are unable to predict when you will receive the confirmations of the transfer of the units from the Partnership. Disclose the extent to which a possibility exists that the general partner will not enforce the 50% limitation.

Response: The Purchaser and two limited partnerships affiliated with the Partnership are in litigation and the general partner has advised the limited partners not to tender their units, making it possible that the general partner will deny the transfer of units. The Purchaser is aware of approximately 1,923 units being transferred in the last 12 months (which amounts to approximately 2.8% of the 68,043 Units outstanding). As disclosed in the Offer to Purchase, the Partnership’s transfer agent provides confirmation of transfers on a quarterly basis (the next confirmation date will be January 1, 2005). The Purchaser does not know whether the general partner will enforce a 50% limitation. We will amend the Schedule TO to include this information.

Please contact me if you have any questions.

Very truly yours,

LATHROP & GAGE L.C. By: /s/ Scott M. Herpich Scott M. Herpich